EXHIBIT 20.1

April 7, 2004

SOLITARIO SIGNS AGREEMENT WITH NEWMONT ON ITS

LA TOLA GOLD PROJECT (PERU); RETAINING ROYALTY

Denver, Colorado: Solitario Resources Corporation ("Solitario") announced today that it has signed a Letter Agreement with Newmont Peru Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, whereby Newmont can earn a 51% interest in Solitario's 100%-owned La Tola gold property in southern Peru by spending US$7.0 million on exploration and development work over a four-year period. Newmont can earn an additional 14% interest (to a total interest of 65%) by completing a positive feasibility study and arranging 100% of project financing. In addition to its retained participating interest in the project, Solitario retains a sliding scale net smelter return royalty interest on gold and silver production (0 to 2.25% subject to gold price and other conditions) from the property.

The large 12,100-hectare (30,000-acre) La Tola property is an early-stage gold exploration project situated in the heart of the rapidly emerging southern Peru gold belt. Solitario identified and acquired the property in late 2003 through its successful grassroots exploration program. Work conducted to date focused on an eight-kilometer long corridor of alteration and strongly anomalous gold and trace-element geochemistry. Disseminated and stockwork gold mineralization is part of a large low-sulfidation gold system within Tertiary volcanic rocks. Plans currently call for an extensive geochemical sampling campaign, ground geophysics and geologic mapping to define specific drill targets within this large mineralized system. As part of its earn-in, Newmont is committed to completing 2,500 meters of drilling during the first year.

Newmont is the world's largest gold producer with approximately 7.4 million ounces of gold sold in 2003. Newmont also operates the largest gold mine in Peru and South America, Minera Yanacocha, under a joint venture with Buenaventura. Chris Herald, President and CEO of Solitario, stated, "With its proven in-country expertise, Newmont represents an ideal partner for the La Tola project. Solitario now has two important gold royalty properties in its portfolio, including the strategically located 600 square kilometer Solitario Claims adjacent to the current Yanacocha operations."

Specific terms of the Letter Agreement call for Newmont to fund the following to earn its interests:

Period	Newmont Cumulative Expenditure Total ($US)
First Year Second year Third year Fourth year	2,500 meters of drilling - firm $1,250,000 - optional $3,000,000 - optional $7,000,000 - optional

Total Expenditure Commitment to Earn 51%: $7,000,000
Completion of Positive Feasibility Study: additional 9% (60% total Newmont interest)
Arranging 100% of Project Financing: additional 5% (65% total Newmont interest)

Solitario is a gold, platinum-palladium, and base metal exploration company actively exploring in Peru, Brazil, Bolivia and Nevada (USA). Solitario is 37.6%-owned by Crown Resources Corporation ("Crown," OTCBB: CRCE) and is traded on the Toronto Stock Exchange (TSX: SLR). Solitario holds an approximate 13.6% interest in Crown on a fully diluted basis. Crown has signed a definitive acquisition agreement with Kinross Gold Corporation (TSX: K; NYSE; KGC) ("Kinross") of Toronto, Canada, whereby Kinross will acquire Crown (see Crown news release dated November 20, 2003).

FOR MORE INFORMATION, CONTACT:

Debbie W. Mino                    (800) 229-6827

Director-Investor Relations          http://www.solitarioresources.com

                                                            E-mail:dwmino@solitarioresources.com

Christopher E. Herald                    (303) 534-1030

President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Solitario, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Development of La Tola is subject to the success of exploration, completion and implementation of an economically viable mining plan, obtaining the necessary permits and approvals from various regulatory authorities, and compliance with operating parameters established by such authorities. Important factors that could cause actual results to differ materially from Solitario's expectations are disclosed under the heading "Risk Factors" and elsewhere in Solitario's documents filed from time to time with Canadian Securities Commissions, the United States Securities and Exchange Commission and other regulatory authorities.